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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 6)*

                  ONE VALLEY BANCORP OF WEST VIRGINIA, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 682419 10 6
                             --------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682419 10 6             13G                        Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert F. Goldsmith

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Unites States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                  26,364

        6  SHARED VOTING POWER

                  839,979

        7  SOLE DISPOSITIVE POWER

                  26,364

        8  SHARED DISPOSITIVE POWER

                  839,979

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        866,343

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.07%

12 TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

       One Valley Bancorp of West Virginia, Inc.
------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

       One Valley Square
------------------------------------------------------------------

       Charleston, West Virginia 25301
------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

  Robert F. Goldsmith
------------------------------------------------------------------


Item 2(b).  Address of Principal Business Office or, if none,
  Residence:

P. O. Box 11104
------------------------------------------------------------------

Charleston, West Virginia 25339
------------------------------------------------------------------

Item 2(c).  Citizenship:

       United States of America
------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

       Common Stock
------------------------------------------------------------------

Item 2(e).  CUSIP Number:

       682419 10 6
------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (Not applicable)

Item 4.    Ownership.

           (a) Amount Beneficially Owned:

                  866,343
           --------------------------------------------------

           (b) Percent of Class:

                   5.07%
           ---------------------------------------------------

           (c) Number of shares as to which such person has:
               (i) sole power to vote or to direct the
               vote  26,364
                    -------
               (ii) shared power to vote or to direct the
               vote  839,979
                    -------
               (iii) sole power to dispose or to direct the
               disposition of  26,364
                              -------
               (iv) shared power to dispose or to direct the disposition of 839,979
                              -------

Item 5.     Ownership of Five Percent or Less of a Class:

            (Not applicable)

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            837,491 shares are held by Mr. Goldsmith as co-trustee under various trusts with R. Marshall Evans, Jr. and One Valley Bank, National Association. Mr. Goldsmith does receive distribution of income from one of these trusts which holds 76,118 shares. In addition, 2,488 shares are held by his spouse in her name.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:

            (Not applicable)

Item 8.     Identification and Classification of Members of the Group:

            (Not applicable)

Item 9.     Notice of Dissolution of Group:

            (Not applicable)

Item 10.    Certification.

            (Not applicable)

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  January 23, 1996
--------------------------------------------------------------------------------
Date


/s/ Robert F. Goldsmith
--------------------------------------------------------------------------------
Signature


    Robert F. Goldsmith, Principal Shareholder
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Name/Title